March 31, 2020
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ernest Greene, Staff Accountant
Martin James, Senior Advisor
Re: The Hain Celestial Group, Inc.
Form 10-K for the Year Ended June 30, 2019
Filed August 29, 2019
File No. 000-22818
Dear Messrs. Greene and James:
Set forth below is the response of The Hain Celestial Group, Inc. (“Hain Celestial”) to the comment of the staff of the Securities and Exchange Commission in its letter dated March 23, 2020 regarding Hain Celestial’s Form 10-K for the year ended June 30, 2019.
Form 10-K for the Year Ended June 30, 2019
Reconciliation of Non-U.S. GAAP Financial Measures to U.S. GAAP Measures
Adjusted EBITDA, page 48
Staff Comment
1.We note that the subtotal labelled EBITDA in your reconciliation on page 49 reflects adjustments for items other than interest, taxes, depreciation and amortization. Please revise your presentations in future filings to use a title that clearly distinguishes these amounts from EBITDA, as described in Exchange Act Release No. 47226, or alternatively to present an EBITDA measure that is calculated consistent with that description. Refer to Question 103.01 of the Compliance and Disclosure Interpretations on Non-GAAP Measures.
Hain Celestial Response
Hain Celestial acknowledges the staff’s comment and will remove the reference to “EBITDA” as a Non-GAAP measure in all future filings. While Hain Celestial expects to continue to disclose “Adjusted EBITDA”, it will instead reconcile “Adjusted EBITDA” to Net Income (Loss) From Continuing Operations or Net Income (Loss), as applicable.
As an example of how Hain Celestial proposes to revise its “Reconciliation of Adjusted EBITDA in the Non-U.S. GAAP Financial Measures to U.S. GAAP Financial Measures” section within future filings, please see Appendix A to this letter, subject to any changes resulting from then-current events.
*****
Should you require additional information with respect to this response, please do not hesitate to contact me at (516) 587-5076 or javier.idrovo@hain.com.
Sincerely,

/s/ Javier H. Idrovo
Javier H. Idrovo Executive Vice President and Chief Financial Officer

Appendix A
Reconciliation of Non-U.S. GAAP Financial Measures to U.S. GAAP Measures
We have included in this report measures of financial performance that are not defined by U.S. GAAP. We believe that these measures provide useful information to investors and include these measures in other communications to investors.
For each of these non-U.S. GAAP financial measures, we are providing below a reconciliation of the differences between the non-U.S. GAAP measure and the most directly comparable U.S. GAAP measure, an explanation of why our management and Board of Directors believes the non-U.S. GAAP measure provides useful information to investors and any additional purposes for which our management and Board of Directors uses the non-U.S. GAAP measure. These non-U.S. GAAP measures should be viewed in addition to, and not in lieu of, the comparable U.S. GAAP measure.

…

Adjusted EBITDA
Adjusted EBITDA is defined as net (loss) income before income taxes, net interest expense, depreciation and amortization, impairment of long-lived and intangible assets, equity in the earnings of equity-method investees, stock-based compensation, Project Terra costs and other, and other non-recurring items. The Company’s management believes that this presentation provides useful information to management, analysts and investors regarding certain additional financial and business trends relating to its results of operations and financial condition. In addition, management uses this measure for reviewing the financial results of the Company and as a component of performance-based executive compensation. Adjusted EBITDA is a non-U.S. GAAP measure and may not be comparable to similarly titled measures reported by other companies.
We do not consider Adjusted EBITDA in isolation or as an alternative to financial measures determined in accordance with U.S. GAAP. The principal limitation of Adjusted EBITDA is that it excludes certain expenses and income that are required by U.S. GAAP to be recorded in our consolidated financial statements. In addition, Adjusted EBITDA is subject to inherent limitations as this metric reflects the exercise of judgment by management about which expenses and income are excluded or included in determining Adjusted EBITDA. In order to compensate for these limitations, management presents Adjusted EBITDA in connection with U.S. GAAP results.
A reconciliation of net (loss) income to Adjusted EBITDA is as follows:

	Fiscal Year Ended June 30,
(amounts in thousands)	2019	2018	2017
Net (loss) income	$(183,314)	$9,694	$67,430
Net (loss) income from discontinued operations	(133,369)	(72,734)	1,889
Net (loss) income from continuing operations	$(49,945)	$82,428	$65,541

Benefit for income taxes	(2,697)	(887)	22,466
Interest expense, net	32,970	24,339	18,391
Depreciation and amortization	56,914	60,809	59,567
Equity in net loss (income) of equity-method investees	655	(339)	(129)
Stock-based compensation, net	9,503	13,380	9,658
Stock-based compensation expense in connection with Chief Officer Succession Agreement	429	(2,203)	—
Goodwill impairment	—	7,700	—
Long-lived asset and intangibles impairment	33,719	14,033	40,452
Unrealized currency (gains)/losses	(850)	(2,027)	12,570
Project Terra costs and other	39,958	20,749	9,694
Chief Executive Officer Succession Plan expense, net	29,727	—	—
Proceeds from insurance claims	(4,460)	—	—
Accounting review and remediation costs, net of insurance proceeds	4,334	9,293	29,562
Warehouse/manufacturing facility start-up costs	17,636	4,179	—
SKU rationalization	12,381	4,913	5,360
Plant closure related costs	7,457	5,513	1,804
Litigation and related expenses	1,517	1,015	—
Gain on sale of business	(534)	—	—
Losses on terminated chilled desserts contract	—	6,553	2,583
Co-packer disruption	—	3,692	—
Regulated packaging change	—	1,007	—
Toys "R" Us bad debt	—	897	—
Recall and other related costs	—	580	809
Machine break-down costs	—	317	—
UK deferred synergies due to CMA Board decision	—	—	918
Realized currency loss (gain) on repayment of international loans	2,706	—	(14,290)
Adjusted EBITDA	$191,420	$255,941	$264,956